
PROPER GOOD
squash & carrot
soup with coconut & turmeric
happy spoon, happy you.
I'm 12oz
PROPER GOOD
creamy red pepper
PROPER GOOD
soup with beef bone broth
happy spoon, happy you.
net wt. 12oz

PROPER GOOD

2020 Report

Dear investors,

Our first year in business brought many successes, and of course many challenges - we've sold 150,000+ meals, generated 1000's of 5-star reviews and launched 8 items, we've proven the demand and consumer enjoyment for what we're building and now is the time for growth. Our main challenges arose with Covid changing the face of channel possibilities, supply chain timing, and a big influx of online advertisers, but we're working hard to solve all known issues for growth. We're still in our infancy with a small team and are now ready to take the next steps expanding product offering and channels.

We need your help!

Brand awareness! Tell more people about everything Proper Good - consumers love the items and our website performance is top tier, but getting new eyes cost effectively on the brand is always a challenge so more emails, text, gifting, social posts and so on is incredible helpful to get new visitors to www.eatpropergood.com. Second to that is continued introduction to retailers and other interested parties to help with Proper Good growth into multiple channels.

Sincerely,

Christopher Jane

Founder & CEO

Jennifer Jane

Founder & CMO

Our Mission

We're launching Q1 2020 and have scalable manufacturing to quickly expand sales of current products and develop new items. By Year 5 we plan to be a national brand known for quick, easy, honest & healthy meal solutions, all in the same pack format. We will continue to focus on quality ingredients, strong nutritionals and ambient shipping with flexible transparent packaging. We are focusing on Direct-to-Consumer (DTC) for year 1 but by year 5 expect to also be sold in retail and grocery.

See our full profile

How did we do this year?

Report Card

B+

The Good

- Product launch and consumer enjoyment, we now have 2500+ 4&5 star reviews.
- Subscription revenue is growing month-on-month and becoming a larger piece of the business.
- Proof of concept in year 1 and strong demand for more flavors and new items from consumers.

The Bad

- Cost of marketing is extremely volatile, this leads to varying cash efficiency.
- Repeat customers that aren't subscribers is a challenge - getting people into a regular cadence of purchase if not on subscription.
- Covid & Winter storm created continuous new challenges with supply.

2020 At a Glance

January 1 to December 31


$$$$

$546,106
Revenue



-$827,777
Net Loss


IOU!

$48,711
Short Term Debt



$1,721,570
Raised in 2020



$868,731
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

As busy people, we simply could not find quick and easy meals with ingredients that we approved of. So, we made them. We make seriously tasty meals in transparent pouches so you can see the good stuff - ready to eat in 90-seconds, microwave safe, BPA-free and just $6.99 - $7.99. Get your choice of keto, vegan or low-calorie options shipped directly to your door. Made with functional ingredients such as Bone Broth, Turmeric & Coconut.

We launched to market April 2020 and have since scaled to hundreds of thousands in monthly revenue with a strong of subscription and non-subscription business. Sales are primarily via Direct-to-Consumer vis eatpropergood.com but also with a small amount of Wholesale business. We are quickly expanding meal type and usage occasion in 2021, all under the same Proper Good brand and packaging format. By Year 4 we plan to be a national brand known for quick, easy, honest & healthy meal solutions, all in the same pack format. We will continue to focus on quality ingredients, strong nutritionals and ambient shipping with flexible transparent packaging.

Milestones

Proper Good Inc was incorporated in the State of Delaware in December 2019.

Since then, we have:

- Launched the brand and website in April 2020.

- Built a lean operational setup with minimal capex.

- Launched 8 items to market including soups, broths and chili.

- Grown DTC sales from zero to hundreds of thousands per month.

- Shipped over 100.000 meals and generated 1000's of 5-star reviews.

- Grown repeat customer revenue and new customer revenue month-on-month.

Developed a strong product roadmap to solidify our meals positioning in 2021.

Historical Results of Operations

Our company was organized in December 2019 and as only 9 months of being in market has limited operational history upon which prospective investors may base an evaluation of performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $546,106.15 compared to the year ended December 31, 2019, when the Company had revenues of $0. Our gross margin was 56.64% in fiscal year 2020.

- *Assets.* As of December 31, 2020, the Company had total assets of $901,912, including $868,731 in cash. As of December 31, 2019, the Company had $0 in total assets, including $0 in cash.

- *Net Loss.* The Company has had net losses of $827,667 and net income of $0 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $1,680,867.95 for the fiscal year ended December 31, 2020 and $0 for the fiscal year ended December 31, 2019. Liabilities are in the form of convertible debt notes, that will convert to equity at maturity or the trigger events.

Liquidity & Capital Resources

To-date, the company has been financed with $1,635,000 in convertibles across a number of financing events.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise strategic capital in 2021 to provide multiple years of growth. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the current proceeds will be sufficient to enable us to implement our strategy. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Proper Good Inc cash in hand is $868,731.15, as of December 2020. Over the last three months, revenues have averaged $106,860/month, cost of goods sold has averaged $48,781/month, and operational expenses have averaged $186,612/month, for an average burn rate of $128,533 per month. Our intent is to be profitable in 12 months.

No material changes have occurred as costs of goods remain consistent. Marketing is a high variable cost as we look to scale DTC growth.

Between $200k - $750k in monthly Revenue, cost of goods should stay at the same % level, with incremental benefit to occur beyond that. We are embarking on large and varied new marketing initiatives that will have a large impact on expected marketing costs, efficiency, and revenues.

Net Margin: -152% **Gross Margin: 57%** **Return on Assets: -92%** **Earnings per Share: -$165,555.38**

Revenue per Employee: $91,018 **Cash to Assets: 96%** **Revenue to Receivables: ~** **Debt Ratio: 192%**

StatementofCashFlows.pdf
BalanceSheet__1_.pdf
ProfitandLoss__1_.pdf
Proper_Good__Inc._12-17-19_FS__1_.PDF

We ❤ Our 136 Investors

Thank You For Believing In Us

Vikram Ramakrishnan
Lydia Wan
David Freeman
Tyler Maloney
Philipp Krinner
Alexander Zograf
Hollace Uhl
Janet Zeis
Laila AlJasem
Graham A Cummins
Leeor Mushin
Ruslan Gadulshin
Srivaths Venkatachari
Michael Powell
Taylor Savage
Tomasz Nowinski
Bechir P
Malcolm Roy Phifer
Ian Field
Eitan Rovero-Shein
Andy Kurtts
Daniel Levine
Tamaki Shun
Kyle Thompson
Yuriy Dovzhansky
Nneoma Ugwuadu
Randi Jones
Corinne Jane
Kim Glatzer
Carlos Schechtmann
Vinit Shah
Connor Whitman
Bonner Price
Lamiaa Daif
Michael Wishart
Harry Mahadevan
Natalya Thakur
Taylor O'Neil
Jordan Windmueller
Richard Otis
Daniel Ely Rankin
Alejandro Villalobos
Kara Silverman
Aaron Swenson
Jack Brougham
Joojo Ocran
Loryn Higgins
Kyler Ernst
Tre Vorski T Garrett
Abhishek Garg
Rohit Rajkumar
Logan Lenz
Kaitlin Van Cleave
Rohan Badlani
Chloe Tseng
Jane Dong
Luke Suydam
Annie Shamoon
Laura Du
Jonny Price
Luka Salamunic
Ken Fichtler
Kevin Mclain
Molini Besozzi Marzoli Srl
Eileen Waris
Sam Yang
Elissa Chandler
Robert Schneeweis
Aleksander Seymore
James Ramaker
Brady Caspar
Christine Koenig
Emily Cavness
Sam Riber
Rafael Clo
Pooja Bhardwaj
Martin Grant
Lance Shaffer
Chris McCauley
Jeremy Foxx
Lyle Notice
Luke Knepper
Brendon Walker
Charles Roberts
Marcia Wood
Gregory F Bower
Tara Dinic
Marcus Rush
Joseph Marlovits
Doug Dunsmoor
Carlos Chinchay
Jason Rigby
Karim Ibrik
Clio Smurro
Heather Eaton
Terry Kappe
Andrew Pikturna
Thiago Moraes
Meghan McClelland
Michael Munroe
Samir Khavari
Elliot Begoun
Julianne Zhang
Daniel Cacchione
Ronald B Schey
Emma Wood
Alexis Wise
Robin Hill
Sawyer Clark
Jason Riggs
Jonathan Zilli
Tommy Heckelman
Hannah Ringel
Jami Marseilles
Benedetta Ladisa
Daniel Crowe
Ryan Johnson
Johnson Hor
Joel Martin
Valery Turner
Anita Scott
Sean McBride
Paul H. Hicks
Matthew Brown
Ryan Conway
Luciana Barrancos
Aayush Gupta
Asim Digna
Ryan Mccue
Jonathan Benson
Ryan Chan
Nathan Segal
Amanda Schaible
Lawanda Lemmon
Igor Vasilachi
William Johnson, IV

Thank You!

From the Proper Good Team



Christopher Jane

Founder & CEO



Jennifer Jane

Founder & CMO

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Christopher Cummins	Proper Good President & CEO @ Proper Good	2019
Jennifer Cummins	Proper Good Vice President & CMO @ Proper Good	2019

Officers